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Page 1 of letter to Lee Marshall
May 7, 1997

                                      NIKO INTERNATIONAL ENTERTAINMENT CORP.
                                                 100 Lincoln Road
                                            Miami Beach. Florida 33139



May 7.1997


Mr. Lee Marshall
Magicworks Entertainment, Inc.
199 East Garfield Road
Aurora Ohio 44202


                             RE:  THE GERSHWINS' FASCINATING RHYTHM


Dear Lee:

This letter confirms the agreement between Niko International Entertainment Corp. ("Niko" or "we") and Magicworks Entertainment, Inc. ("you") regarding investment in THE GERSHWINS' FASCINATING RHYTHM (the "Play"). The Play is being developed and initially presented at Hartford Stage Company, a LORT theatre, and presently is scheduled to commence performances on or about May 10th, 1997.

1. Niko intends to form a joint venture with its producing partners to produce a first-class production of the Play subsequent to the Play's run at Hartford Stage. As a joint venturer, we are required to provide one-half (1/2) of the capitalization of the Play. Our total share is anticipated to be about One Million Dollars ($1.000,000). In return for this investment in the joint venture, we will receive reimbursement out of first proceeds (pro-rata with the other venturers) and thereafter Fifty Percent (50%) of the joint venture's net profits. Our initial investment contribution is $132,500 plus miscellaneous expenses, such as office, lawyer, phones, ("Initial Investment") to be used immediately in the Hartford production.

2. (a) You agree to furnish us all the funds for the Initial Investment described above. Upon furnishing the Initial Investment, you will then have the option to fund our remaining investment in the joint venture, provided that the venturers, in their sole discretion, decide to continue capitalizing the production subsequent to the Hartford production.

   (b) In return for funding Niko's investment, you shall be entitled to reimbursement of your funding pursuant to the same first proceeds reimbursement as Niko. In addition, you shall be entitled to receive net profits of Fifty Percent (50%) of the share of Niko's net profits proportional


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Page 2 of letter to Lee Marshall
May 7, 1997

to your funding of Niko's total investment. By way of example only, if you fund $132,500 and our investment is $1,325,000, your share of Niko's net profits would be 5% (or 50% of 10%); or if you fund $1,000,000 and Niko's total investment is $1,000,000, your share of Niko's net profits will be 50% (or 50% of 100%).

3. You shall furnish funds for the Initial Investment within three (3) days after we request that you make payment, although Niko will endeavor to give you as much notice as possible. Subsequent to the Hartford production if we notify you that we require additional funding for our capital contribution, you will have three days to indicate your willingness to furnish said additional funding, and three more days to furnish the funds.

4. Niko shall retain full force and effect in all its rights and privileges as a producer of the Play.

Please indicate your consent of the above terms by counter-signing this letter below.


Sincerely,

NIKO INTERNATIONAL ENTERTAINMENT CORP.



By:  /s/Manny Kladitis
     -----------------------------
         Manny Kladitis, President


                                     AGREED AND ACCEPTED:

                                     MAGICWORKS ENTERTAINMENT, INC.



                                     By:  /s/Lee D. Marshall
                                          -------------------------------
                                              Lee Marshall, President